SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                      Perpetual Technologies, Inc.
                            (Name of Issuer)


                 Common Stock, par Value $.001 per share
                     (Title of Class of Securities)


                                  None
                             (CUSIP Number)


                             Joseph Nemelka
                           374 East 400 South
                                 Suite 3
                          Springville, UT 84663
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            February 12, 2010
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                Page 2 of 4
                               SCHEDULE 13D

1    NAME OF REPORTING PERSONS

     Joseph Nemelka

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF           7    SOLE VOTING POWER
SHARES                   94,167
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                94,167
PERSON              10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     94,167

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%

14   TYPE OF REPORTING PERSON*

     IN

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                                                                Page 3 of 4
                               SCHEDULE 13D

Item 1.  Security and Issuer.

     Common Stock, par value $.001 per share (the "Common Stock") of Perpetual Technologies, Inc. whose principal executive offices are located at Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC (the "Issuer").

Item 2. Identity and Background.

     (a)  Name:  Joseph Nemelka
     (b)  Business Address is 374 East 400 South, Suite 3, Springville, UT
84663.
     (c) Mr. Nemelka's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President/CEO of Medical Imaging Solutions, Inc., at 374 East 400 South, Suite 3, Springville, UT 84663.
     (d) During the last five years Mr. Nemelka has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years Mr. Nemelka was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree, or final order enjoining future violation with respect to such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  Citizenship:  United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     Effective February 12, 2010, Mr. Nemelka cancelled 905,833 of his remaining shares for $500 in connection with the change of control transaction as described in the Form 8-K filed by the Issuer with the Commission on February 12, 2010.

Item 4.  Purpose of Transaction.

     The purpose of the sale of the 905,833 shares was to transfer control of the Issuer to current management of the Issuer. Mr. Nemelka also resigned as a director of the Issuer effective February 12, 2010.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Nemelka beneficially owns an aggregate of 94,167 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's 8-K filed with the Commission on February 12, 2010).
     (b) Mr. Nemelka has the sole right to vote and dispose, or direct the disposition of, the 94,167 shares of Common Stock owned by him.
     (c) On February 12, 2010, Mr. Nemelka cancelled 905,833 of the 1,000,000 shares previously owned by him. The consideration paid by the Issuer for the cancellation of the shares was $500, or approximately $0.0006 per share.
     (d) Other than Mr. Nemelka, no other person is known to have the right to receive or the power to direct and receipt of dividends from, or the proceeds from the sale of, the 94,167 shares of Common Stock owned by Mr. Nemelka.

                                                                Page 4 of 4
                               SCHEDULE 13D

     (e) On February 12, 2010, Mr. Nemelka ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the change of control of the Issuer, shareholders owning 12,640,000 outstanding shares of common stock of the Issuer, including the 905,833 shares owned by Mr. Nemelka, agreed to cancel these shares. In addition, the Issuer granted registration rights to Mr. Nemelka for his shares.

Item 7. Material to be Filed as Exhibits.

     Registration Rights Agreement dated February 12, 2010, between Mr. Nemelka and the Issuer (incorporated by reference to Exhibit 10.6 filed with the Form 8-K by the Issuer with the Commission on February 12, 2010)

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2010

/s/ Joseph Nemelka
Joseph Nemelka